SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)1

                        VALOR COMMUNICATIONS GROUP, INC.

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                                (Name of Issuer)

                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)

                                  9020255 10 6
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                                 (CUSIP Number)


Welsh, Carson, Anderson & Stowe IX, L.P.        Ropes & Gray LLP
320 Park Avenue, Suite 2500                     45 Rockefeller Plaza
New York, NY 10022                              New York, NY 10111
Attn: Jonathan M. Rather                        Attn: William H. Hewitt, Esq.
Tel: (212) 893-9500                             Tel: (212) 841-5700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 16, 2005
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 9020255 10 6                                             Page 2 of 8

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1)  NAME OF REPORTING PERSONS                      Welsh, Carson, Anderson &
    S.S. OR I.R.S. IDENTIFICATION                  Stowe IX, L.P.
    NO. OF ABOVE PERSONS

    EIN No.:

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2)  CHECK THE APPROPRIATE BOX                      (a)|X|
    IF A MEMBER OF A GROUP*                        (b)|_|

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3)  SEC USE ONLY

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4)  SOURCE OF FUNDS                                00

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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS   |_|
    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION           Delaware

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                            7) SOLE VOTING
NUMBER OF                      POWER               9,201,511 shares
SHARES BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

                            ---------------------------------------------------
                            8)  SHARED VOTING
                                POWER              -0-
                            ---------------------------------------------------
                            9)  SOLE DISPOSITIVE
                                POWER              9,201,511 shares
                            ---------------------------------------------------
                            10) SHARED DISPOSITIVE
                                POWER              -0-
                            ---------------------------------------------------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED            9,201,511 shares
    BY EACH REPORTING PERSON
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12) CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES

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13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                             13.0%

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14) TYPE OF REPORTING PERSON                       PN

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

CUSIP No. 9020255 10 6                                             Page 3 of 8

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1)  NAME OF REPORTING PERSONS                      Welsh, Carson, Anderson &
    S.S. OR I.R.S. IDENTIFICATION                  Stowe VIII, L.P.
    NO. OF ABOVE PERSONS

    EIN No.:

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2)  CHECK THE APPROPRIATE BOX                      (a)|X|
    IF A MEMBER OF A GROUP*                        (b)|_|

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3)  SEC USE ONLY

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4)  SOURCE OF FUNDS                                00

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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS   |_|
    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION           Delaware

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                            7) SOLE VOTING
NUMBER OF                      POWER               9,153,796 shares
SHARES BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

                            ---------------------------------------------------
                            8)  SHARED VOTING
                                POWER              -0-
                            ---------------------------------------------------
                            9)  SOLE DISPOSITIVE
                                POWER              9,153,796 shares
                            ---------------------------------------------------
                            10) SHARED DISPOSITIVE
                                POWER              -0-
                            ---------------------------------------------------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED            9,153,796 shares
    BY EACH REPORTING PERSON
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12) CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES

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13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                             12.9%

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14) TYPE OF REPORTING PERSON                       PN

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

CUSIP No. 9020255 10 6                                             Page 4 of 8

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1)  NAME OF REPORTING PERSONS                      WCAS Capital Partners,
    S.S. OR I.R.S. IDENTIFICATION                  III, L.P.
    NO. OF ABOVE PERSONS

    EIN No.:

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2)  CHECK THE APPROPRIATE BOX                      (a)|X|
    IF A MEMBER OF A GROUP*                        (b)|_|

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3)  SEC USE ONLY

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4)  SOURCE OF FUNDS                                00

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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS   |_|
    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION           Delaware

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                            7) SOLE VOTING
NUMBER OF                      POWER               1,219,114 shares
SHARES BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

                            ---------------------------------------------------
                            8)  SHARED VOTING
                                POWER              -0-
                            ---------------------------------------------------
                            9)  SOLE DISPOSITIVE
                                POWER              1,219,114 shares
                            ---------------------------------------------------
                            10) SHARED DISPOSITIVE
                                POWER              -0-
                            ---------------------------------------------------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED            1,219,114 shares
    BY EACH REPORTING PERSON
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12) CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES

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13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                             1.7%

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14) TYPE OF REPORTING PERSON                       PN

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

CUSIP No. 9020255 10 6                                             Page 5 of 8

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1)  NAME OF REPORTING PERSONS                      WCAS Management Corporation
    S.S. OR I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSONS

    EIN No.:

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2)  CHECK THE APPROPRIATE BOX                      (a)|X|
    IF A MEMBER OF A GROUP*                        (b)|_|

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3)  SEC USE ONLY

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4)  SOURCE OF FUNDS                                00

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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS   |_|
    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION           Delaware

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                            7) SOLE VOTING
NUMBER OF                      POWER               745 shares
SHARES BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

                            ---------------------------------------------------
                            8)  SHARED VOTING
                                POWER              -0-
                            ---------------------------------------------------
                            9)  SOLE DISPOSITIVE
                                POWER              745 shares
                            ---------------------------------------------------
                            10) SHARED DISPOSITIVE
                                POWER              -0-
                            ---------------------------------------------------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED            745 shares
    BY EACH REPORTING PERSON
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12) CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES

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13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                             Less than 0.1%

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14) TYPE OF REPORTING PERSON                       CO

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

CUSIP No. 9020255 10 6                                             Page 6 of 8

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on February 24, 2005 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

         The Schedule 13D is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated to read in its entirety as follows:

         The information below is based on a total of 70,833,333 shares of Common Stock outstanding as set forth in the prospectus dated February 8, 2005 filed by Valor pursuant to Rule 424(b)(4).

 (a)
         WCAS IX and IX Associates
         -------------------------

         WCAS IX directly beneficially owns 9,201,511 shares of Common Stock, or approximately 13.0% of the Common Stock outstanding. IX Associates, as the general partner of WCAS IX, may be deemed to indirectly beneficially own the securities owned by WCAS IX.

         WCAS VIII and VIII Associates
         -----------------------------

         WCAS VIII directly beneficially owns 9,153,796 shares of Common Stock, or approximately 12.9% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to indirectly beneficially own the securities owned by WCAS VIII.

         CP III and CP III Associates
         ----------------------------

         CP III directly beneficially owns 1,219,114 shares of Common Stock, or approximately 1.7% of the Common Stock outstanding. CP III Associates, as the general partner of CP III, may be deemed to indirectly beneficially own the securities owned by CP III.

         WCAS
         ----

         WCAS directly beneficially owns 745 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

         Managing Members of IX Associates, VIII Associates, CP III Associates and Controlling Stockholders of WCAS
                                ----

         (i) Patrick J. Welsh directly beneficially owns 113,543 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

         (ii) Russell L. Carson directly beneficially owns 113,543 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

         (iii) Bruce K. Anderson directly beneficially owns 113,543 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

         (iv) Thomas E. McInerney directly beneficially owns 113,543 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

CUSIP No. 9020255 10 6                                             Page 7 of 8

         (v) Robert A. Minicucci directly beneficially owns 56,561 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

         (vi) Anthony J. deNicola directly beneficially owns 32,874 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

         (vii) Paul B. Queally directly beneficially owns 24,059 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

         (viii) Jonathan M. Rather directly beneficially owns 1,865 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

         (ix) D. Scott Mackesy directly beneficially owns 820 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

         (x) Sanjay Swani directly beneficially owns 1,866 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

         (xi) John D. Clark directly beneficially owns 671 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

         (xii) James R. Matthews does not directly beneficially own any shares of Common Stock.

         (xiii) Sean M. Traynor directly beneficially owns 1,119 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

         (xiv) John Almeida, Jr. directly beneficially owns 783 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(b) The managing members of IX Associates, VIII Associates and CP III Associates and the controlling stockholders of WCAS may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS IX, WCAS VIII, CP III and WCAS, respectively. Each of the managing members of IX Associates, VIII Associates and CP III Associates and the controlling stockholders of WCAS disclaims beneficial ownership of all securities other than those he owns directly, if any, or by virtue of his indirect pro rata interest, as a managing member of IX Associates, VIII Associates and/or CP III Associates, and/or as a controlling stockholder of WCAS, as the case may be, in the securities owned by WCAS IX, WCAS VIII, CP III and/or WCAS.

(c) On March 16, 2005, the underwriters of the Issuer's initial public offering exercised their over-allotment option with respect to the Common Stock, and in connection therewith the Reporting Persons sold an aggregate 2,597,727 shares of Common Stock to the underwriters at $15.00 per share. The managing members of IX Associates, VIII Associates and CP III Associates and the controlling stockholders of WCAS also sold Common Stock in the same transaction.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

 (e) Not applicable.



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CUSIP No. 9020255 10 6                                             Page 8 of 8

                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2005

                     WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                     By:  WCAS IX Associates, L.L.C., General Partner

                     By:/s/Jonathan M. Rather
                        ---------------------
                             Managing Member

                     WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                     By:  WCAS VIII Associates, LLC, General Partner

                     By:/s/Jonathan M. RatheR
                        ---------------------
                             Managing Member

                     WCAS CAPITAL PARTNERS III, L.P.
                     By: WCAS CP III Associates, LLC, General Partner

                     By: /s/Jonathan M. Rather
                        ----------------------
                              Managing Member

                     WCAS MANAGEMENT CORPORATION

                     By: /s/Jonathan M. Rather
                        ----------------------
                     Vice President, Secretary and Treasurer